March 27, 2017

Dear Noble Energy Inc. Shareowner:

Support Shareowner Proposal #6 on Climate Change Reporting

CalPERS is the largest state public pension fund in the United States with $311 billion1 in total assets under management and long-term owner of approximately 813,000 shares in Noble Energy Inc. CalPERS will be voting FOR shareowner proposal #6 at the company’s April 25, 2017 annual meeting of shareowners. We believe this request is of particular significance in light of the global consensus regarding climate change and emission reduction targets reflected in the Paris Agreement. The importance of the proposal’s request is also underscored by the efforts of Financial Stability Board (FSB), an international body mandated by G-20 leaders to develop efficient climate-related financial risk disclosures.

Request for an Assessment of the Company’s Portfolio under a 2 Degree Scenario

Consistent with the CalPERS Investment Beliefs, we believe effective management of environmental factors, including those related to climate change risk increase the likelihood that companies will perform well over the long-term. We support the request of proposal #6 asking Noble Energy publish an assessment of long term portfolio impacts of public climate change policies. The assessment can be incorporated into existing reporting and should analyze the impacts on Noble Energy’s oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. The reporting should assess the resilience of the company’s full portfolio of reserves and resources through 2040 and beyond and address the financial risks associated with such a scenario.

Vote FOR Shareowner Proposal #6 Requesting a Climate Change Policy and Reporting

CalPERS believes investors will benefit if the company provides accurate and timely disclosure surrounding environmental risks and opportunities associated with climate change.  As a significant Noble Energy Inc. investor we encourage shareowners to support proposal #6.

For questions about the CalPERS vote please contact Todd Mattley, CalPERS Investment Officer at INVO GE Corporate Governance Engagements@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,
Simiso Nzima
Investment Manager, CalPERS

1CalPERS total assets under management at fiscal year ending February 28, 2017.

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card. For additional information, please contact Garland Associates, Inc. at (561) 366-1165.